WYNDHAM WORLDWIDE CORPORATION

Pricing Term Sheet

Filed pursuant to Rule 433

Relating to

Prospectus Supplement dated February 27, 2012 to

Prospectus dated February 27, 2012

Registration Statement No. 333- 179710

$300,000,000 2.950% Notes due 2017

$500,000,000 4.250% Notes due 2022

Issuer:	Wyndham Worldwide Corporation

Trade Date:	February 27, 2012

Settlement Date:	March 7, 2012 (1)

Title of Securities:	2.950% Notes due 2017	4.250% Notes due 2022

Principal Amount:	$300,000,000	$500,000,000

Maturity Date:	March 1, 2017	March 1, 2022

Interest Rate:	2.950% per annum	4.250% per annum

Price to Public:	99.789%	99.807%

Gross Proceeds to Issuer:	$299,367,000	$499,035,000

Yield to Maturity:	2.996%	4.274%

Spread to Benchmark Treasury:	T + 215 basis points	T + 235 basis points

Benchmark Treasury:	0.875% Notes due February 28, 2017	2.000% Notes due February 15, 2022

Benchmark Treasury Price / Yield:	100-04+ / 0.846%	100-22 / 1.924%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012	March 1 and September 1, commencing September 1, 2012

Optional Redemption Provisions:	Prior to February 1, 2017, make-whole call at any time at a discount rate of Treasury plus 35 basis points; par call at any time on and after February 1, 2017	Prior to December 1, 2021, make-whole call at any time at a discount rate of Treasury plus 35 basis points; par call at any time on and after December 1, 2021

CUSIP / ISIN:	98310WAH1 / US98310WAH16	98310WAJ7 / US98310WAJ71

Joint Bookrunners:	2017 Notes	2022 Notes

	J.P. Morgan Securities LLC	J.P. Morgan Securities LLC

	Deutsche Bank Securities Inc.	Goldman, Sachs & Co.

	RBS Securities Inc.	Credit Suisse Securities (USA) LLC

Lead Managers:	2017 Notes	2022 Notes

	Mitsubishi UFJ Securities (USA), Inc.	RBS Securities Inc.

	U.S. Bancorp Investments, Inc.	Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	2017 Notes	2022 Notes

	nabSecurities, LLC	nabSecurities, LLC
	SMBC Nikko Capital Markets Limited (3)	Mitsubishi UFJ Securities (USA), Inc.
	SunTrust Robinson Humphrey, Inc.	SMBC Nikko Capital Markets Limited (3)
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Use of Proceeds:	The issuer intends to use the net proceeds of this offering (i) to repurchase any and all of the $250,000,000 aggregate principal amount of its outstanding 9.875% Notes due 2014 and a portion of the $800,000,000 aggregate principal amount of its outstanding 6.000% Notes due 2016 and the $250,000,000 aggregate principal amount of its outstanding 7.375% Notes due 2020 in a tender offer it is conducting simultaneously with this offering, (ii) to repay borrowings under its revolving credit facility and (iii) for general corporate purposes. (2)

(1)	The issuer expects that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the 7th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.
(2)	The issuer would use approximately $500 million of the net proceeds of this offering to purchase all outstanding 9.875% Notes due 2014 and $250 million of the outstanding 6.000% Senior Notes due 2016 in the tender offer pursuant to the terms of the offer to purchase. The issuer intends to use the remaining net proceeds of this offering to repay borrowings under its revolving credit facility and for general corporate purposes.
(3)	SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Goldman, Sachs & Co. toll free at 1-866-471-2526.